Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Regains Compliance with Nasdaq Minimum Bid
Price Requirement

HOLON, ISRAEL, June 13, 2023 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, announced today that on June 12, 2023, it received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it had regained compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rule 5550(a)(2) (the “Nasdaq Capital Market Minimum Bid Price Requirement”).

As announced on November 2, 2022, the company was notified that its ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq Listing Rule 5450(a)(1) (the “Nasdaq Global Market Minimum Bid Price Requirement”).  As announced on May 3, 2023, Nasdaq approved the Company’s request to transfer the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market, at which time Nasdaq granted the Company until October 30, 2023, to regain compliance with the Nasdaq Capital Market Minimum Bid Price Requirement for continued listing. To regain compliance with the Minimum Bid Price Requirement, the closing bid of the Company’s ordinary shares needed to be at least $1.00 for a minimum of 10 consecutive business days.

The Notification Letter confirmed that the Company evidenced a closing bid price at or greater than the $1.00 per ordinary share minimum requirement for the last 10 consecutive business days from May 26, 2023 to June 9, 2023 and that the Company has regained compliance with the Nasdaq Capital Market Minimum Bid Price Requirement.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bi-specific derived from COM902, in Phase 2 development by AstraZeneca through a license agreement for the development of bi-specific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. The most advanced program, COM503 is in IND enabling studies. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 to inhibit cancer growth in the tumor microenvironment. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071